Exhibit 99.1

ARC Resources Ltd. Confirms May 15, 2013 Dividend Amount

CALGARY, April 16, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that a dividend of $0.10 per share designated as an eligible dividend will be paid on May 15, 2013 to shareholders of record on April 30, 2013.  The ex-dividend date is April 26, 2013.

As at April 16, 2013 the trailing twelve-month payments to investors, including the April 15, 2013 payment, total $1.20 per share.

Canadian holders of ARC common shares may choose to have their dividends reinvested in additional common shares and make optional cash purchases at a five per cent discount to the prevailing market price as defined under the company's Dividend Reinvestment and Optional Common Share Purchase Plan ("DRIP"). Information on the DRIP and the enrollment form can be found on the company's website at www.arcresources.com or by contacting your financial institution or investment advisor. The availability of the DRIP and its terms and conditions are subject to the discretion of ARC's management and the Board of Directors.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 13:32e 16-APR-13